EXHIBIT 99.4

SCHEDULE "A"

Form 51-102F6
Statement of Executive Compensation
(for the year ended March 31, 2014)

LEVON RESOURCES LTD.

For purposes of this Statement of Executive Compensation, "NEO" or "named executive officer" means each of the following individuals:

(a)	the Company's Chief Executive Officer ("CEO");

(b)	the Company's chief financial officer ("CFO");

(c)
each of the Company's, including any of its subsidiaries', three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and

(d)
each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of the financial year.

Based on the foregoing definition, during the last completed fiscal year of the Company, there were three Named Executive Officers, namely, its CEO & President, Ron Tremblay, its CFO, Annie Chan, and its Vice President Exploration, Victor Chevillon.

1)	COMPENSATION DISCUSSION AND ANALYSIS

The Company does not have a compensation program other than paying base salaries, incentive bonuses, and granting incentive stock options to the NEOs. The Company recognizes the need to provide a compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive's level of responsibility. The three components of the compensation package are included to enable the Company to meet different objectives. The objectives of base salary are to recognize market pay, and acknowledge the competencies and skills of individuals. The objective of incentive bonuses (paid in the form of cash payments) is to add a variable component of compensation to recognize corporate and individual performances for executive officers and employees. The objectives of stock option awards are to reward achievement of long-term financial and operating performance and focus on key activities and achievements critical to the ongoing success of the Company. Implementation of new incentive stock option plans and amendments to the existing stock option plan are the responsibility of the Company's Compensation Committee.

The compensation of the NEOs is reviewed and recommended for Board approval by the Company's Compensation Committee. Although the Board has not formally evaluated the risks associated with the Company's compensation policies and practices, the Board has no reason to believe that any risks that arise from the Company's compensation policies and practices are reasonably likely to have a material impact on the Company.

The members of the Compensation Committee are Gary Robertson (Chair), William Glasier and Robert Roberts, all of whom are independent directors, applying the definition set out in Section 1.4 of NI 52-110. See "Corporate Governance – Compensation Committee" for a discussion of the role and responsibilities of the Compensation Committee.

The general objectives of the Company's compensation strategy are to:

(a)	compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long term shareholder value;

(b)	align management's interests with the long term interests of shareholders;

(c)	provide a compensation package that is commensurate with other comparable companies to enable the Company to attract and retain talent; and

(d)
ensure that the total compensation package is designed in a manner that takes into account the Company's present stage of development and its available financial resources. The Company's compensation packages have been designed to provide a blend of a non-cash stock option component and a reasonable salary. In addition, extraordinary efforts which enhance shareholder value are rewarded with cash bonuses.

The Company has no other forms of compensation, although payments may be made from time to time to individuals or companies they control for the provision of consulting services. Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm's length services providers.

Actual compensation will vary based on the performance of the executives relative to the achievement of goals and the price of the Company's securities.

Compensation Element	Description	Compensation Objectives
Annual Base Salary (all NEOs)	Salary is market-competitive, fixed level of compensation	Retain qualified leaders, motivate strong business performance
Incentive Bonuses	Discretionary cash payment	Reward individual performance in achieving corporate goals
Incentive Stock Option (all NEOs)	Equity grants are made in the form of stock options. The amount of grant will be dependent on individual and corporate performance	Reward long-term financial and operating performance and align interests of key employees with those of shareholders

The Company relies on the discretion and judgment of the directors in establishing and amending contracts for all forms of compensation, including stock options to be granted to the CEO and the directors, and for reviewing the CEO's recommendations respecting compensation of the other officers of the Company, to ensure such arrangements reflect the responsibilities and risks associated with each position. There is no formal process using objectives, criteria, or analysis, for determining compensation. When determining the compensation of its officers, the Compensation Committee and the Board are guided by the general objectives of the Company's compensation strategy as set out above.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for $100 invested in Common Shares of the Company on April 1, 2009, against the cumulative total return of the S&P/TSX Composite Index over the five most recently completed financial years. The Company did not pay any dividends during this period.

	April 1, 2009	April 1, 2010	April 1, 2011	April 1, 2012	April 1, 2013	April 1, 2014
Levon Resources Ltd.	100	620	1147	460	240	177
S&P/TSX Composite	100	136	158	140	142	161

Cumulative shareholder return on an investment in the Common Shares remained constant in 2009. Shareholder return increased dramatically between 2009 and 2011 and compensation of the Named Executive Officers also increased. In the past two years, cumulative shareholder return on the Common Shares has generally declined. During 2013, total executive compensation increased as a result of Named Executive Officers being granted stock options during the 2013 fiscal year. Named Executive Officers were not granted stock options during the 2012 fiscal year.

2)	SUMMARY COMPENSATION TABLE

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company by its NEOs in all capacities during the last three most recently completed financial years ended March 31:

Name and principal position	Year	Salary ($)	Share-based awards ($)1	Option-based awards ($) 2	Non-equity incentive plan compensation ($)3	Pension value ($)4	All other compensation ($)5	Total compensation ($)
Ron Tremblay* Director, President & CEO	2012 2013 2014	$290,000 $300,000 $300,000	Nil Nil Nil	Nil $399,329 $25,324	Nil Nil Nil	Nil Nil Nil	$550,000 $200,000 $200,000	$840,000 $899,329 $525,324
Annie Chan CFO	2012 2013 2014	Nil $52,608 $56,216	Nil Nil Nil	Nil $20,410 $1,630	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil $73,018 $57,846
Victor Chevillon** Director & VP Exploration	2012 2013 2014	$245,676 $179,805 $189,265	Nil Nil Nil	Nil $159,732 $12,662	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$245,676 $339,537 $201,927

(1)	The Company does not currently have any share-based award plans.

(2)
The methodology used to calculate the fair value of a stock option on the grant date is based on the Black-Scholes Option Pricing Model. The Black-Scholes Option Pricing Model is the model accepted under International Financial Reporting Standards in computing the fair value of stock options granted and is commonly used by public companies. The Company used the following weighted average assumptions in the model to determine the awards recorded above: Dividend Yield – Nil; Expected Life – 4.94 years; Volatility – 87.94%; Risk Free Interest Rate – 1.62%. If the Company’s share price as of June 20, 2014 is used to value the stock options granted to Mr. Tremblay and Mr. Chevillon in fiscal 2014 using the Black-Scholes Option Pricing Model, their value would be $20,971and $10,485, respectively. Notwithstanding that the Black-Scholes Option Pricing Model gives a positive valuation for the stock options disclosed in the above table, the Company’s share price did not exceed the exercise price of any of the options held by the Company’s Named Executive Officers either on the grant dates of the options or as at the date of this report, and so the options were not “in the money” on such dates. Had such options been exercised either on their respective grant dates or on the date of this report, the option holders would not have been able to exercise their options and realize a profit by selling the underlying option shares at the then prevailing market price.

(3)	The Company does not have a non-equity incentive plan.

(4)	The Company does not have any pension plans.

(5)	Discretionary cash payment of incentive bonuses.

*
Mr. Tremblay is a director of the Company and has served as its President since November 29, 2006 and as its CEO since September 11, 2009. None of the compensation received by Mr. Tremblay relates to his role as director.

**	Mr. Chevillon is a director of the Company and has served as its VP Exploration since February 24, 2009. None of the compensation received by Mr. Chevillon relates to his role as director.

Annual Base Salary

Base salaries for NEOs are determined by the Board upon the recommendation of the Compensation Committee and its recommendations are reached primarily by informal comparison with the remuneration paid by other reporting issuers with the same size and industry and with publicly available information on remuneration that the Compensation Committee feels is suitable.

The annual base salary paid to NEOs is, for the purpose of establishing appropriate increases, reviewed annually by the Board upon the recommendation of the Compensation Committee as part of the annual review of executive officers. The decision on whether to grant an increase to the executive's base salary and the amount of any such increase is in the sole discretion of the Board and the Compensation Committee.

Non-Equity Incentive Plan Compensation

One of the three components of the Company's compensation package is a discretionary annual cash bonus, paid to recognize individual performance in attaining corporate goals and objectives. The Company does not have a long-term incentive plan.

Option Based Awards

Option based awards are in the form of incentive stock options. The objective of incentive stock options is to reward NEOs', employees' and directors' individual performance at the discretion of the Board upon the recommendation of the Compensation Committee.

The Company currently maintains a formal stock option plan (the “Plan”), under which stock options have been granted and may be granted to purchase shares equal to 10% of the Company's issued capital from time to time. For details of the Plan, please refer to “Particulars of Matters to be Acted Upon” in the Information Circular.

The stock option plan is administered by the Compensation Committee. The process the Company uses to grant option based awards is upon the recommendations of the Compensation Committee. The role of the Compensation Committee is to recommend to the Board the compensation of the Company’s directors and NEOs which the Compensation Committee feels is suitable. All previous grants of option-based awards are taken into account when considering new grants.

3)	INCENTIVE PLAN AWARDS

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the NEOs to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended March 31, 2014:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Ron Tremblay Director, President & CEO	1,500,000 5,000,000 2,000,000	$1.00 $0.75 $0.40	Sep 3, 2015 Mar 25, 2016 Mar 10, 2019	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Annie Chan CFO	50,000 50,000	$1.00 $0.40	Jun 7, 2017 Mar 10, 2019	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Victor Chevillon VP Exploration	200,000 500,000 2,000,000 1,000,000	$0.70 $1.00 $0.75 $0.40	Jan 28, 2015 Sep 3, 2015 Mar 25, 2016 Mar 10, 2019	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil

(1)
In-the-Money Options is the difference between the market value of the underlying securities at March 31, 2014 and the exercise price of the option. The closing market price of the Company's common shares as at March 31, 2014 was $0.28 per common share.

Incentive plan awards – value vested or earned during the year

An "incentive plan" is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An "incentive plan award" means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to NEOs during the most recently completed financial year ended March 31, 2014:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Ron Tremblay Director, President & CEO	25,324	Nil	Nil
Annie Chan CFO	1,630	Nil	Nil
Victor Chevillon VP Exploration	12,662	Nil	Nil

(1)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.

4)	PENSION PLAN BENEFITS

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

USE OF FINANCIAL INSTRUMENTS

The Company does not have in place policies which restrict the ability of directors or NEOs to purchase financial instruments, such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by a director or NEO. Any such purchases would be subject to applicable insider reporting requirements.

5)	TERMINATION AND CHANGE OF CONTROL BENEFITS

The Company previously entered into consulting agreements with Stone’s Throw (Barbados) Ltd., a company wholly owned by Ron Tremblay, and with Chevillon Exploration Consulting, a company wholly owned by Vic Chevillon, and on April 1, 2014, the Company renewed these consulting agreements for a period of five (5) years. Each agreement contains provisions for termination of employment and change of control benefits.

Each agreement can be terminated at any time prior to the expiry of the term, as follows:

a)	by the consultant, upon giving the Company not less than 3 months prior notice of such termination;

b)
by the Company, upon giving the consultant 3 months prior notice of such termination along with a termination payment of US$1.5 million to Stone’s Throw (Barbados) Ltd., and US$750,000 to Chevillon Exploration Consulting;

c)	at any time during the term of contract, should a change of control (as defined below) event occur the consultant will be entitled to a severance payment immediately.

A "change of control" shall be deemed to have occurred when any person, entity or group becomes the beneficial owner of 50.1% or more of the combined voting power of the Company's then outstanding voting securities entitled to vote generally in the election of directors; or completion of the sale or other disposition by the Company of all or substantially all of the Company's assets or a reorganization or merger or consolidation of the Company with any other entity or corporation, at which time the severance payment becomes due and payable on closing of the transaction, other than:

(i)
a reorganization or merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent, either by remaining outstanding or by being converted into voting securities of another entity, more than 50.1% of the combined voting power of the voting securities of the Company or such other entity outstanding immediately after such reorganization or merger or consolidation; or

(ii)
a reorganization or merger or consolidation effected to implement a recapitalization or reincorporation of the Company (or similar transaction) that does not result in a material change in beneficial ownership of the voting securities of the Company or its successor.

The following amounts would have been required to be paid assuming a change of control event took place on the last business day of the Company's most recently completed financial year:

1.	Stone's Throw (Barbados) Ltd.: the consultant would be entitled to a severance payment of US$1.5 million immediately; and

2.	Chevillon Exploration Consulting: the consultant would be entitled to a severance payment of US$750,000 immediately.

6)	DIRECTOR COMPENSATION

The following table sets forth the value of all compensation paid to the directors, excluding Ron Tremblay and Victor Chevillon who are paid as an officer and not as a director, in their capacity as directors for the year ended March 31, 2014:

Director Compensation Table

Name(1)	Fees earned ($)	Share-based awards ($)1	Option-based awards ($)2	Non-equity incentive plan compensation ($)3	Pension value ($)4	All other compensation ($)5	Total ($)
William Glasier*	18,000	Nil	1,266	Nil	Nil	Nil	19,266
Gary Robertson*	18,000	Nil	2,532	Nil	Nil	Nil	20,532
Carlos Fernandez Mazzi	18,000	Nil	1,266	Nil	Nil	Nil	19,266
Robert Roberts*	18,000	Nil	2,532	Nil	Nil	Nil	20,532
Ron Barbaro*	18,000	Nil	2,532	Nil	Nil	Nil	20,532

*	Independent & Non-Employee Directors.
1	The Company does not currently have any share-based award plans.
2	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.
3	The Company does not have a non-equity incentive plan.
4	The Company does not have any pension plans.
5	Discretionary cash payment of incentive bonuses.

No director of the Company who is not a Named Executive Officer has received, during the most recently completed financial year, compensation pursuant to:

(a)
any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors except for the granting of stock options; or

(c)	any arrangement for the compensation of directors for services as consultants or experts.

The Company may grant incentive stock options to Directors of the Company from time to time pursuant to the stock option plan of the Company and in accordance with the policies of the Toronto Stock Exchange (the “TSX”).

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the directors to purchase or acquire securities of the Company outstanding at March 31, 2014:

	Option-based Awards				Share-based Awards
Name(1)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
William Glasier	100,000 150,000 100,000	$1.00 $0.75 $0.40	Sept 3, 2015 Mar 25, 2016 Mar 10, 2019	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Gary Robertson	200,000 200,000 200,000	$0.65 $0.75 $0.40	July 20, 2015 Mar 25, 2016 Mar 10, 2019	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Carlos Fernandez Mazzi	500,000 100,000	$1.00 $0.40	May 15, 2017 Mar 10, 2019	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Ron Barbaro	200,000 300,000 200,000	$0.65 $0.75 $0.40	July 20, 2015 Mar 25, 2016 Mar 10, 2019	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Robert Roberts	200,000 200,000	$0.75 $0.40	Oct 3, 2016 Mar 10, 2019	Nil Nil	Nil Nil	Nil Nil	Nil Nil

(1)	For the compensation of Ron Tremblay and Victor Chevillon who are NEOs of the Company, see "Incentive Plan Awards" above.
(2)
In-the-Money Options is the difference between the market value of the underlying securities at March 31, 2014 and the exercise price of the option. The closing market price of the Company's common shares as at March 31, 2014 was $0.28 per common share.

Incentive plan awards – value vested or earned during the year

An "incentive plan" is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An "incentive plan award" means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the year ended March 31, 2014:

Name(1)	Option-based awards – Value vested during the year ($)(2)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
William Glasier	1,266	Nil	Nil
Gary Robertson	2,532	Nil	Nil
Carlos Fernandez Mazzi	1,266	Nil	Nil
Ron Barbaro	2,532	Nil	Nil
Robert Roberts	2,532	Nil	Nil

(1)	For the compensation of Ron Tremblay and Victor Chevillon who are NEOs of the Company, see "Incentive Plan Awards" above.
(2)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.